

Mail Stop 4561

September 14, 2017

Howard Nunn
Chief Executive Officer
Novea Inc.
11 Cypress Point
Amarillo, TX 79124

>   **Re: Novea Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed August 30, 2017**
>   **File No. 024-10577**

Dear Mr. Nunn:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2017 letter.

General

1.   Please refer to prior comment 1 and revise your filing to include updated financial statements as required by Part F/S (b)(3)(C) of Form 1-A.

Plan of Distribution, page 7

2.   Please refer to prior comment 3. We note that NMS Capital Advisors, LLC is listed in Part I as a broker dealer in connection with this offering and receiving a sales commission in the offering. You also filed the Broker-Dealer Services and Placement Agreement with NMS Capital Advisors, LLC as an exhibit to the offering statement. Please revise to provide the disclosure required by Item 5 of Part II of Form 1-A.

3.	It appears that the existing shareholders are offering 400,000 shares of common stock. Please revise to clearly state on the cover page whether the 5,000,000 shares includes the 400,000 shares being offered by the selling shareholders. Further, identify the selling shareholder and disclose the information required in Item 5(d) of Form 1-A. Finally, explain the statement on page 7 that "[n]o securities are being offered for the account of existing security holders."

Security Ownership of Management and Certain Security Holders, page 19

4.	We note that the number of shares outstanding changed from 14,000,000 to 38,624,940 in the Offering Circular Summary. This appears to be inconsistent with the 26,880,440 shares of common stock owned by officers and directors stated to be 100% of the class of shares on page 19. Please explain or revise the offering statement.

5.	Item 12 of Form 1-A requires disclosure of all executive officers and directors as a group, individually naming any director or executive officer who beneficially owns more than 10% of any class of the issuer's voting securities. It appears that at least one of your four officers and/or directors may own more than 10% of the shares outstanding given that collectively they own 100% of the shares outstanding. Please revise.

Signatures, page 36

6.	Please refer to prior comment 4 and revise to include the signature of the registrant in the top section of the signature page and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors in the second section of the signature page. Refer to the signatures section of Form 1-A.

	We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Michael Foland, Law Clerk, at (202) 551-6711, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                    Sincerely,

                                    /s/ Jan Woo

                                    Jan Woo
                                    Legal Branch Chief
                                    Office of Information Technologies
                                    and Services

cc: Jackson Morris